Exhibit 99.2

Auris Medical Announces Positive Top-Line Data from AM-201 Phase 1b Study in Antipsychotic-Induced Weight Gain and Provides Update on TRAVERS Phase 2 Study

●	Administration of intranasal betahistine 30 mg shows statistically significant reduction in olanzapine-induced weight gain

●	Treatment well tolerated and safe with no adverse effects

●	Enrollment into Phase 2 TRAVERS trial with AM-125 resumed following break due to COVID-19 pandemic

Hamilton, Bermuda, May 26, 2020 – Auris Medical Holding Ltd. (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders, today announced positive top-line data from its Phase 1b trial with AM-201 in antipsychotic-induced weight gain and provided an update on the enrollment into its Phase 2 trial with AM-125 in vertigo.

The Phase 1b trial demonstrated good safety and tolerability of ascending doses of AM-201 as well as a dose-dependent reduction in weight gain in healthy volunteers treated with oral olanzapine (10 mg) for four weeks. At the highest AM-201 dose of 30 mg administered three times daily, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). As expected, intranasal delivery of betahistine allowed for substantially higher concentrations in blood plasma compared with levels previously reported for oral betahistine.

“We are very pleased with the positive safety, efficacy and pharmacokinetic outcomes achieved with intranasal betahistine in our first clinical trial for the prevention of antipsychotic-induced weight gain“, commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “Weight gain and related metabolic or cardiovascular problems are major side effects of olanzapine and other antipsychotic medications, which often results in a major burden on the health and quality of life of patients. We are delighted to see the positive efficacy signals with AM-201 as well as the excellent tolerability of the nasal spray application in the Phase 1b trial.” Following completion of the data analysis, the Company intends to prepare a Phase 2 clinical trial and to disclose detailed results from the study in a scientific journal.

In addition, the Company announced that the Phase 2 TRAVERS trial with AM-125 in acute peripheral vertigo has resumed enrollment. The COVID-19 outbreak had led to a standstill of recruitment towards the end of March 2020 as trial sites postponed elective surgeries, including those generating the type of acute vertigo required for study participation, and temporarily reduced or suspended clinical research activities. As the COVID-19 outbreak has started to subside in several European countries, a small number of trial sites have resumed recruitment in the past few weeks. Barring the reintroduction of COVID-19 related restrictions, the Company expects further sites to reopen in the coming weeks and the interim analysis following Part A of the trial to be completed in the third quarter of 2020.

About Betahistine

Betahistine is a small molecule structural analog of histamine, which acts as an agonist at the H1 and as an antagonist at the H3 histamine receptors. Unlike histamine, it crosses the blood-brain-barrier. It is known to enhance inner ear and cerebral blood flow, increase histamine turnover and enhance histamine release in the brain, increase release of acetylcholine, dopamine and norepinephrine in the brain and to result in general brain arousal. The compound has a very good safety profile, yet it is also known that its clinical utility is held back by poor bioavailability. Intranasal administration of betahistine has been shown to result in 5 to 29 times higher bioavailability.

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda www.aurismedical.com

About AM-125

Intranasal betahistine is being developed under project code AM-125 for the treatment of acute vertigo. Betahistine has been shown to increase cochlear, vestibular and cerebral blood flow, facilitate vestibular compensation and inhibit neuronal firing in the vestibular nuclei. Betahistine for oral administration is approved in about 115 countries, with the US being a notable exception, for the treatment of vertigo and Meniere’s disease.

About AM-201

Intranasal betahistine is being developed under project code AM-201 for the prevention of antipsychotic-induced weight gain and somnolence. Many antipsychotic drugs are known to block the H1 histamine receptor, which is involved in the control of appetite and wakefulness, resulting in weight gain and somnolence as side effects. As an H1 receptor agonist, betahistine is thought to counteract the antipsychotics’ inhibitory effects; in addition, betahistine blocks presynaptic H3 histamine autoreceptors, thus increasing histamine release and in turn augmenting betahistine’s direct agonistic effects on H1 receptors.

About Auris Medical

Auris Medical is a biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and CNS disorders. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and moved into proof-of-concept studies in 2019. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2019, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:

Joseph Green
Edison Advisor for Auris Medical
646-653-7030
jgreen@edisongroup.com

or

investors@aurismedical.com